CannLabs, Inc.

3888 E. Mexico Ave., Suite 202

Denver, CO 80210

October 6, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	CannLabs, Inc.
Form 8-K
Filed August 15, 2014
File No. 333-155318

Dear Mr. Reynolds:

CannLabs, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that by our letter dated September 22, 2014, the Company confirmed receipt of the Staff’s letter dated September 12, 2014 (the “Comment Letter”), relating to the Commission’s comments regarding the Company’s Current Report on Form 8-K filed with the Commission on June 12, 2014 and subsequently amended on August 15, 2014 and September 12, 2014 (the “Form 8-K”). By our letter dated September 22, 2014, we also indicated that we would respond to the Comment Letter no later than October 2, 2014. The Company hereby respectfully requests additional time and commits to filing our response no later than October 10, 2014.

If you have any questions regarding the request made herein, please do not hesitate to call me at (303) 309-0105.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

CannLabs, Inc.

/s/ Scott McPherson
Scott McPherson
Chief Financial Officer